February 10, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Celator Pharmaceuticals, Inc.

File No. 333-193720

Registration Statement on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Celator Pharmaceuticals, Inc., or the Company, requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-193720) be accelerated to 10:00 a.m. on Wednesday, February 12, 2014, or as soon thereafter as practicable. The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CELATOR PHARMACEUTICALS, INC.

By:	/s/ Scott T. Jackson
Scott T. Jackson,
Chief Executive Officer